OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                        September 21, 2005               FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2244
                                                   EMAIL: DADLER@OLSHANLAW.COM

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Russell Mancuso

RE:   LYNCH CORPORATION
      REGISTRATION STATEMENT ON FORM S-2/A, FILED SEPTEMBER 21, 2005
      FILE NO. 333-126335

Ladies and Gentlemen:

            We are securities  counsel to Lynch  Corporation (the "Company") and are  submitting,  on behalf of the Company,  its responses to the comment letter from the Division of Corporate  Finance,  dated September 14, 2005,  relating to the filing of the Company's  Amendment No. 2 to  Registration  Statement on Form
S-2/A filed on September 9, 2005  ("Amendment  No. 2"). The Company's  responses are  numbered  to  correspond  to  comments  from the  Securities  and  Exchange
Commission  (the  "SEC")  and  are  filed  together  with  Amendment  No.  3  to
Registration Statement on Form S-2/A ("Amendment No. 3"), which amends Amendment
No. 2.

FEE TABLE

1.          WE NOTE YOUR  RESPONSE  TO PRIOR  COMMENT 1.  PLEASE  REVISE THE FEE
            TABLE TO REFLECT THE ACTUAL NUMBER OF COMMON SHARES AND SUBSCRIPTION
            RIGHTS BEING REGISTERED. YOU SHOULD PROVIDE ADDITIONAL DISCLOSURE TO
            EXPLAIN THE CALCULATION OF THE  REGISTRATION FEE IN THE FOOTNOTES TO
            THE FEE TABLE.

            The Company has revised its disclosure in the registration fee table to reflect the actual number of common shares and  subscription  rights  offered under the Prospectus.  The Company has provided  footnote  disclosure to explain the differential  between the number of shares and rights originally  registered and those being offered under the Prospectus.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

September 21, 2005

PROSPECTUS COVER

2.          WE NOTE YOUR  RESPONSE TO COMMENT 2. PLEASE TELL US WHEN YOU PLAN TO
            FILE AN EXCHANGE ACT REGISTRATION STATEMENT FOR THE RIGHTS.

            The Company has prepared a preliminary  draft of the Form 8-A, which it is providing  supplementally  to the Staff for its  information.  The Company intends  to file the Form  8-A  with  the SEC  when the  remaining  terms of the offering,  such as the subscription  price, record date and expiration date have been determined.

3.          PLEASE TELL US THE INTENDED  DURATION OF THE RIGHTS OFFERING AND THE
            DURATION THAT THE RIGHTS WILL BE TRADED ON THE EXCHANGE.

            The rights offering will remain open for 30 days after the date that the Registration  Statement is declared effective,  unless extended for up to 15 days (the  "Expiration  Date").  Based on  discussions  with the American  Stock
Exchange, the Company understands that the rights will begin trading at 10:00 am on the first business day following the date that the Registration  Statement is declared  effective  and will  cease  trading  at the  opening of trading on the
Expiration Date. The Company has added to the Prospectus  disclosure relating to trading.

INTENTIONS, PAGE 3

4.          WE NOTE YOUR RESPONSE TO COMMENT 3; HOWEVER,  IT REMAINS UNCLEAR HOW
            AN  EXPRESSION  OF  INTENTION  IS  CONSISTENT  WITH SECTION 5 OF THE
            SECURITIES ACT.

            At a meeting of the Board of  Directors  convened to  determine  the terms of the proposed  offering,  our directors  advised the Company that, as to shares owned  directly or indirectly by them,  they intend to exercise the basic
subscription   privilege   under  rights   received  and  might  exercise  their
oversubscription  privilege with respect to additional  shares that might become available for purchase.  Our directors were discussing their intentions in their role as directors  within the context of  structuring  the terms of the proposed rights offering, rather than in their role as shareholders.  In expressing their intentions,  the directors were indicating their support for the Company's plans and  their  willingness  to  participate  on the same  terms and  conditions  as non-director shareholders, once these terms were fixed.

            Section 5 of the  Securities  Act of 1933, as amended,  mandates the registration  of the offer and sale of securities  (other than  securities  that themselves  are  exempt  or  securities  that are  offered  and  sold in  exempt transactions).  The principal terms of the proposed offering, including offering price and record date, have not yet been determined.  The Company's  preliminary prospectus  clearly indicates that it is subject to completion and modification.
The Company will not accept any offers to purchase  its shares  unless and until the Registration  Statement is declared effective,  the Board of Directors fixes all of the  terms of the  offering  and the  Board of  Directors  determines  to proceed with the offering and authorizes  distribution of the final  Prospectus.
Accordingly,  no offer capable of acceptance  has been made. For their part, the directors  have not obligated  themselves  in any way to act in accordance  with their intentions expressed in the Registration Statement, and therefore have not accepted or attempted to accept any offer.

September 21, 2005

            It is respectfully  submitted that disclosures  about the directors'
intentions  (albeit  non-binding  intentions)  may be of value  to  shareholders determining  whether to accept the Company's  offer.  Notwithstanding  this, the
Company is prepared to remove the disclosure from the Prospectus.

USE OF PROCEEDS, PAGE 16

5.          WE NOTE  YOUR  RESPONSE  TO  PRIOR  COMMENT  1.  WITH A VIEW  TOWARD
            CLARIFIED  DISCLOSURE  ABOUT THE PURPOSE OR NEED FOR THIS  OFFERING,
            PLEASE TELL US WHY YOU WOULD BE ENGAGED IN REPURCHASING  YOUR SHARES
            AT THE SAME TIME THAT YOU ARE ENGAGED IN A RIGHTS OFFERING.

            On  February  4,  2004,  the  Company  announced  that the  Board of
Directors had  authorized the repurchase of up to 50,000 shares of the Company's outstanding  common  shares.  The Company has  repurchased  its common shares at times when it believed that market prices warranted such purchases.  The Company made its initial  filing of its  Registration  Statement  on Form S-2 on July 1,
2005.  Since that date, the Company has purchased a small number of shares.  The
Company has not repurchased any of its common shares for over 30 days and has no present intent to reenter the market and repurchase any additional shares.

6.          PLEASE PROVIDE YOUR ANALYSIS AS TO HOW CONDUCTING A SHARE REPURCHASE
            PROGRAM  WHILE  ENGAGING  IN A RIGHTS  OFFERING IS  CONSISTENT  WITH
            REGULATION M.

            Regulation M under the  Securities  Exchange Act of 1934 is designed to  prevent  certain  manipulative  practices.  Specifically,  Rule 102 makes it unlawful,  in connection  with a distribution  of  securities,  such as a rights offering,  for issuers to bid for, purchase,  or attempt to induce any person to bid for or purchase any "covered  security"  during the  applicable  "restricted period." "Covered  security" here refers to the Company's common shares.  Within the context of the Company's contemplated rights offering, it would be precluded under Rule 102 of  Regulation  M from  repurchasing  its  securities  during the period  beginning on the later of five business days prior to the  determination of the  offering  price  or such  time  that a  person  becomes  a  distribution participant,  and ending upon such person's  completion of  participation in the distribution.  At this time, the offering price has not yet been determined, nor has  the  Company  become  a  distribution  participant.  The  Company  has  not repurchased  any of its common shares for over 30 days and has no present intent to reenter the market and repurchase any additional shares. The Company believes that its prior  repurchases of shares were made in accordance  with Regulation M and it intends to continue to comply with Regulation M hereafter.

September 21, 2005

THE RIGHTS OFFERING, PAGE 17

TRANSFERABILITY OF RIGHTS, PAGE 21

7.          IT IS UNCLEAR  WHY YOU DELETED  THE ENTIRE  LAST  PARAGRAPH  OF THIS
            SECTION.

            The Company has restored its original disclosure, but has eliminated the  reference  to expenses  incurred  in  connection  with the  exercise of the subscription rights.

DETERMINATIONS, PAGE 24

8.          WE NOTE YOUR  RESPONSE TO COMMENT 8.  PLEASE  CLARIFY THE PORTION OF
            YOUR SHARES HELD IN SUCH FOREIGN JURISDICTIONS.

            The Company's transfer agent has reviewed the Company's  shareholder list and has informed the Company that there is only one foreign  shareholder of record,  who holds 380 common  shares.  The Company  cannot state with certainty
whether  any   additional   shares  are  held  by  nominees  for  other  foreign
shareholders,  but  has no  reason  to  believe  that  the  number  of any  such additional shares is significant.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 27

9.          WE NOTE YOUR  RESPONSE  TO PRIOR  COMMENT 9. AS  INVESTORS  WILL NOT
            RECEIVE  NOTIFICATION  OF THE FAIR MARKET VALUE OF THE  SUBSCRIPTION
            RIGHTS,  AND THE RESULTING TAX  CONSEQUENCES,  UNTIL AFTER THEY HAVE
            EXERCISED THE RIGHTS, PLEASE EXPLAIN WHY YOU BELIEVE ADDITIONAL RISK
            FACTOR DISCLOSURE IS UNNECESSARY.

            The Company has added an additional  risk factor to address the risk that an investor faces as a result of receiving  notification of the fair market value of the subscription rights and the resulting tax consequences after it has exercised its rights.

SIGNATURES

10.         PLEASE CLARIFY WHETHER MR. FERRARA SIGNED THE ATTORNEY-IN-FACT LINE.

            Mr. Ferrara did sign as  attorney-in-fact  for each of the directors as indicated  by each of the  asterisks  (*) in Amendment  No. 2. He has done so again with respect to Amendment No. 3.

September 21, 2005

                                     CLOSING

            For your  convenience,  under  separate cover we will deliver to you four (4) marked  copies  (compared to Amendment  No. 1) and four clean copies of
Amendment No. 3.

            We  welcome  a further  discussion  on any of our  points  addressed within this response letter. I may be reached at (212) 451-2244.

                                            Very truly yours,

                                            /s/ David J. Adler
                                            ------------------
                                            David J. Adler

cc:   Adelaja K. Heyliger
      John C. Ferrara
      Eugene Hynes
      Mark L. Lakin